Mail Stop 4628
                                                              September 21,
2018


David J. Matlin
Chief Executive Officer
Matlin & Partners Acquisition Corporation
585 Weed Street
New Canaan, CT 06840

       Re:    Matlin & Partners Acquisition Corporation
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed September 13, 2018
              File No. 1-38025

Dear Mr. Matlin:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our September
5, 2018 letter.

Risk Factors, page 34

Risks Related to MPAC and the Business Combination, page 45

The A&R Charter will designate the Court of Chancery of the State of Delaware .
.. . . , page 56

1. We note that your forum selection provision will identify the Court of Chancery of the
       State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision will apply to actions arising under the
       Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision will not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in your governing documents states this clearly.
 David J. Matlin
Matlin & Partners Acquisition Corporation
September 21, 2018
Page 2

Background of the Business Combination, page 103

2.     We note your revised disclosure at page 107 in response to prior comment
8. Please
       disclose the reasons why MPAC decided to focus on pursuing a transaction with USWS and discontinue discussions with the alternative target.

3. We note your revised disclosure in response to prior comment 9. Please revise to explain why MPAC used approximate 25% to 30% discount rates for the total enterprise valuation.

Our Board of Directors' Reasons for the Approval of the Business Combination, page 109

4. We note your revised disclosure in response to prior comment 12. Please disclose the multiples of EV/EBITDA and EV/HPP and the trading multiples implied by the consideration for the Business Combination that the MPAC board used in its comparable company analysis and discuss the conclusion of the MPAC board with respect to this analysis. In that regard, please clarify the "substantial discount" referenced here.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
USWS, page 172

Liquidity and Capital Resources, page 179

Cash Flows from Operating, Investing and Financing Activities, page 179

Capital Expenditures, page 180

5. We note your response to prior comment 15 but we were unable to locate the responsive disclosures. Given the capital intensive nature of your operations, please explain to us what consideration you have given to quantifying the amount of maintenance capital expenditures and growth capital expenditures budgeted and incurred for 2018.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David J. Matlin
Matlin & Partners Acquisition Corporation
September 21, 2018
Page 3

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.


                                                           Sincerely,

                                                           /s/ Loan Lauren P.
Nguyen for

                                                           John Reynolds
                                                           Assistant Director
                                                           Office of Natural
Resources


cc:    Charles H. Still, Jr.
       Bracewell LLP